Exhibit 99.1

ICI COMPLETES SALE OF SYNETIX BUSINESS FOR £260 MILLION

ICI has received £19 million on completion of the sale of its catalyst business, Synetix, in India to Johnson Matthey. This follows the sale of the business outside India for £241million and brings the total gross proceeds to £260 million.

The transaction was first announced on September 23, 2002, and ICI will use the proceeds to reduce group indebtedness.

ends

December 2, 2002